SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)
A. Roland Thomas
Chairman of the Board of Directors,
President and Chief Executive Officer
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (as amended, the “Schedule 14D-9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2008, by Moldflow Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on May 15, 2008, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $22.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
     “(i) Offer Expired.
     “The initial offering period for the Offer expired at 12:00 midnight, New York City time, on June 12, 2008. The depositary of the Offer has advised the Company that, as of the expiration of the Offer, approximately 9,170,044 Shares (as well as 816,859 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, which together represent 81.32% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
     The Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 6:00 p.m., New York City time, on Thursday, June 19, 2008. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price as paid pursuant to the Offer of $22.00 per Share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.
     On June 13, 2008, Autodesk issued a press release announcing the expiration of the initial offering period for the Offer and the commencement of the subsequent offering period. The press release is contained in Exhibit (a)(9) to this Schedule 14D-9 and the information set forth in the press release is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(9)	Press Release issued on June 13, 2008 (incorporated by reference to Exhibit(a)(5)(iv) on the Schedule TO of Autodesk and Switch Acquisition Corporation filed with the SEC on June 13, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2008	MOLDFLOW CORPORATION
	By:	/s/ Lori M. Henderson
Lori M. Henderson
Chief Administrative Officer and General Counsel